

July 8, 2011

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

> **Re: Daniels Corporate Advisory Company, Inc.**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **Filed June 14, 2011**
> **File No. 333-169128**

Dear Mr. Viola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the revised disclosure in response to comment 1 of our letter dated March 4, 2011 that attempts to distinguish you from a blank check company as defined by Rule 419 of Regulation C. In the appropriate section, please revise to fully explain the calculations and the basis for estimates or projections that lead to the $1.2 million valuation. Also, provide your basis for the disclosure that your involvement would result in "significant improvement." If the noted disclosure is not based on historical experience, clarify that you have no basis for your disclosure.

2. We note your response to comment 3. It is not clear how the spin-off would provide you with the items listed on pages 2 and 3. Revise to clarify how your current structure hinders your operations in regards to the reasons you have presented. It would appear that you may be a separate public company without the spin-off. If the spin-off is needed

in order to create the public shareholder base for your quotation, please revise your document to register the resale by the recipients in the spin-off and clarify that the selling shareholders may be considered underwriters when reselling their shares. Also, please note that such resale should be conducted at a fixed price, unless you are eligible to utilize Rule 415(a)(4) of Regulation C.

Prospectus Summary, page 1

The Company, page 1

3.   We note your response to our prior comment 6 that you have always stated you had revenues, although small, and that the requested change has been made. However, we continue to note your statement here that "since 2002, [you] have had only one employee and no revenues from operations" and we therefore reissue the comment. Please revise your statement that you had no revenues from operations since 2002. In this regard, we note your disclosure on page F-67 that you had $45,500 of revenues in the fiscal year ended November 30, 2010.

Risk Factors, page 7

4.   We note your response to comment 9 of our comment letter dated March 4, 2011 and re-issue the comment. Please review the following duplicative risk factors and revise to combine them:

- "The elimination of monetary liability against our directors…" (page 12) and "the elimination of monetary liability against our directors…" (page 14); and

- "If our shares become publicly quotes, you may be unable to sell your common stock" (page 14) and "you may be unable to sell your common stock at or above your purchase price" (Page 14).

Limited revenues and ongoing losses, page 7

5.   Please revise your statement that from December 1, 2009 through the present, Daniels Corporate Advisory had sales revenues of $45,500 and related expenses of $280,636 to reconcile these amounts with your financial statements. In this regard, we note that you had $326,136 and $63,040 of operating expenses in the fiscal year ended November 30, 2010 and the quarter ended February 28, 2011, respectively.

Use of Proceeds, page 17

6.   We note your statement that as of November 30, 2010, you had outstanding liabilities of $1,035,681, down from $2,869,051. Please revise to clarify the date that your liabilities were $2,869,051 and to reconcile total liabilities as of November 30, 2010 to your financial statements, as we note that per your financial statements, you had total liabilities of $1,037,931 as of November 30, 2010.

7.   We note your statement that "the $1,035,681 of liabilities represents $391,397 of deferred tax liabilities which have a current asset offset of an equal amount, plus $510,000 of back salary and compensation due our chairman, Arthur D. Viola, $74,054 of settlement amounts on our obligations as a subsidiary of INfe Human Resources and current operating obligations, and lastly, $60,230 accrued for the expenses of this offering." Please revise to reconcile all amounts to your financial statements.

Selected Consolidated Financial Data, page 19

8.   We note your response to our prior comment 16 and reissue the comment. Please revise the amount included in the line "General and administrative expenses" for the fiscal year ended November 30, 2010, of $326,126 to be ($326,126). In addition, please revise to reconcile the amounts and line item descriptions for the selected financial data for the fiscal year ended November 30, 2009 to the financial statements on page F-67.

Dilution, page 20

9.   Please tell us how you calculated the tangible book value of ($529,097) or revise all amounts to reconcile to the financial statements.

Business of Daniels Corporate Advisory, page 21

10.   We note your response to comment 18 of our comment letter dated March 4, 2011 and have the following comments:

        • Please clarify the level of offering proceeds you would need to raise in order to begin purchasing the "exclusive rights."

        • Please expand your disclosure to provide examples of your "other financial services already being offered/implemented." Clearly indicate the services you currently provide as distinct from those which you plan to provide in the future.

        • Please revise to clarify your reference to the preferential financing that is at the discretion of your management.

        • Please revise to elaborate on the team you have assembled over the last six months. Please tell us what consideration you gave to disclosing that team based on Item 401(c) of Regulation S-K.

        • Please revise to discuss your intentions with the shares you may acquire from your clients.

- We note your statements on page 22, "[A]s our presence in the market place becomes more visible… Capital companies, and high-net worth individuals may contact us…." Please revise to disclose the basis for these statements.

- You indicate it would be prohibitively expensive for smaller business services firms to enter your industry. Considering your current resources, your reference to smaller companies is unclear. Please revise to clarify.

Current Status, based on One Client, page 22

11. Please revise to identify your one contracted client and provide a brief summary of the material terms of the agreement you have in place with this client. Please clarify if your reference to the "one nano-cap public company" refers to Broadleaf Capital Partners. If so, please clarify how they are a public company as it appears that they have not filed a periodic report since 2004. We note that the agreement with Broadleaf Capital Partners is filed in a graphic format. Please re-file that exhibit in either html, ASCII, or PDF format. Please refer to the EDGAR Filer Manuel, located at http://www.sec.gov/info/edgar.shtml.

12. Please elaborate on how your corporate strategy model is "working well."

Results of Operations, page 26

13. Please revise to describe how "the flexibility available once [your] shares are actively traded" is expected to lead to a steady rise in income.

Operating expenses, page 27

14. Please revise your discussion here and your presentation in the statements of operations on page F-67 to classify depreciation and amortization as an operating expense.

Balance Sheets, page F-47

15. Please revise to present the balance sheet as of November 30, 2010 rather than as of November 30, 2009.

16. We note you have accounts receivable of $45,500 as of February 28, 2011. Please reconcile this with your disclosure on page 22 that your one contracted client has already paid the cash retainer portion of its fee.

Note 1 – Organization and Basis of Presentation, page F-53

17. We note your response to our prior comment 30 and reissue the comment. Please revise here and on page F-74 to remove speculative statements asserting that the company "will profit" from future operations.

Other-Than-Temporary Impairment, page F-56

18.   We note your response to our prior comment 32 and reissue the comment. It appears that the second bullet point in the list of impairment indicators in not an impairment indicator and should instead be included as a separate paragraph. Please revise here and on page F-77.

Note 3 – Convertible Notes Payable, page F-60

19.   We note your response to prior comment 34 and continue to believe that your references to INfe Human Resources, Inc. as "the Company" in this footnote are confusing, as you define the term "the Company" as referring to Daniels Corporate Advisory Company, Inc. on page F-53. Please revise your disclosure here and on page F-81 to use a different term to refer to INfe Human Resources, Inc.

Balance Sheet, page F-66

20.   We note your response to our prior comment 27. It appears that your deferred tax asset should be offset against your income tax payable, per FASB ASC 210-45-20-1. Please revise or advise.

Statements of Operations, page F-67

21.   Please revise to present "Interest and Penalties Expense" in the fiscal year ended November 30, 2009 as an expense (a negative number).

Note 4 – Other Investments, page F-84

22.   Please tell us how you determined that impairment of your available-for-sale investments was not other than temporary as of November 30, 2010.

Exhibits

23.   We note your response to comment 35. Please file the executed version of the Securities Purchase Agreement.

Exhibit 23.2

24.   Please have John Scrudato, CPA, revise its consent to reflect the date of its opinion on June 9, 2011 rather than March 14, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Norman T. Reynolds, Esq.